UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42438

COINCHECK GROUP N.V.

(Translation of registrant’s name into English)

Apollolaan 151

1077 AR Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On February 14, 2025, Coincheck Group N.V. (“Coincheck Group”) announced the convocation of an extraordinary general meeting of shareholders to be held on March 10, 2025. The notice of the extraordinary general meeting of shareholders is furnished as Exhibit 99.1 to this Report on Form 6-K and posted to Coincheck Group’s website (https://www.coincheckgroup.com/) under “Governance—General Meetings,” along with related materials. Coincheck Group uses its website to distribute company information and makes available free of charge a variety of information for investors, including its filings with the Securities and Exchange Commission (“SEC”), as soon as reasonably practicable after electronically filing that material with, or furnishing it, to the SEC. The information that Coincheck Group posts on its website may be deemed material. Accordingly, investors should monitor Coincheck Group’s website, in addition to following its press releases, filings with the SEC, and public conference calls and webcasts. In addition, investors may opt in to automatically receive email alerts and other information about Coincheck Group when enrolling their email address by visiting the “Email Alerts” section of the Coincheck Group website. Coincheck Group does not incorporate the information contained on, or accessible through, Coincheck Group’s website or related social media channels into this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders, dated February 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: February 14, 2025	By:	/s/ Gary A. Simanson
		Name:	Gary A. Simanson
		Title:	Chief Executive Officer